UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

MARRIOTT INTERNATIONAL, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

571903202
(CUSIP Number)

Stephanie M. Loughlin

Venable LLP

575 7th Street, N.W.

Washington, D.C. 20004 (202) 344-4874

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 571903202	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JWM Family Enterprises, Inc. 52-1823618
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,227,118*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,227,118*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,227,118**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%***
14	TYPE OF REPORTING PERSON CO

* Consists of the following: (a) 9,199,999 shares owned by Thomas Point Ventures, L.P., whose sole general partner is JWM Family Enterprises, L.P.; (b) 2,904,028 shares held by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P.; (c) 4,200,000 shares owned by Anchorage Partners, L.P., whose sole general partner is JWM Family Enterprises, L.P.; and (d) 7,923,091 shares owned by JWM Family Enterprises, L.P. JWM Family Enterprises, Inc. is the sole general partner of JWM Family Enterprises, L.P.

** JWM Family Enterprises, Inc., J.W. Marriott, Jr., John W. Marriott III, Deborah Marriott Harrison, David Sheets Marriott, Stephen Blake Marriott, The Juliana B. Marriott Marital Trust and Juliana B. Marriott (collectively, the “Potential Group Members”) may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The aggregate number of shares beneficially owned by all of the Potential Group Members without duplication is 44,165,964, including 657,081 shares of Class A Common Stock attributable to stock options (“Options”), stock appreciation rights (“SARs”), and restricted stock units (“RSUs”) that are currently exercisable or exercisable within 60 days of January 25, 2015.

*** The denominator is based on 283,360,811 shares of Class A Common Stock outstanding as of October 17, 2014, as stated on the facing page of the Form 10-Q filed by Marriott International, Inc. for the quarter ended September 30, 2014 (the “Form 10-Q”).

SCHEDULE 13D/A

CUSIP No. 571903202	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JWM Family Enterprises, L.P. 52-1821926
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,923,091*
	8	SHARED VOTING POWER 16,304,027**
	9	SOLE DISPOSITIVE POWER 7,923,091*
	10	SHARED DISPOSITIVE POWER 16,304,027**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,227,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%***
14	TYPE OF REPORTING PERSON PN

* Consists of 7,923,091 shares held directly by JWM Family Enterprises, L.P.

** Consists of the following: (a) 9,199,999 shares owned by Thomas Point Ventures, L.P., whose sole general partner is JWM Family Enterprises, L.P.; (b) 2,904,028 shares held by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P.; and (c) 4,200,000 shares owned by Anchorage Partners, L.P., whose sole general partner is JWM Family Enterprises, L.P.

*** The denominator is based on 283,360,811 shares of Class A Common Stock outstanding as of October 17, 2014, as stated on the facing page of the Form 10-Q.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) J.W. Marriott, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 752,610*
	8	SHARED VOTING POWER 39,411,839**
	9	SOLE DISPOSITIVE POWER 752,610*
	10	SHARED DISPOSITIVE POWER 39,411,839**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,164,449 ***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%****
14	TYPE OF REPORTING PERSON IN

* Consists of the following: (a) 188,229 shares held directly by J.W. Marriott, Jr.; and (b) 564,381 shares attributable to SARs and RSUs held by J.W. Marriott, Jr. currently exercisable or exercisable within 60 days of January 25, 2015. SAR underlying share amounts are based on the $79.42 closing price of Marriott International, Inc. Class A Common Stock on January 26, 2015.

** Consists of the following: (a) 3,917,932 shares held by eight trusts for the benefit of the children of J.W. Marriott, Jr. and the children of Richard E. Marriott, for which J.W. Marriott, Jr. serves as a trustee; (b) 3,244,403 shares owned by The J. Willard & Alice S. Marriott Foundation, a charitable foundation, for which J.W. Marriott, Jr. serves as a trustee; (c) 5,125,444 shares held by a charitable annuity trust created by the will of J. Willard Marriott, Sr., for which J.W. Marriott, Jr. serves as a trustee; (d) 24,227,118 shares beneficially owned by JWM Family Enterprises, Inc.; (e) 323,496 shares owned by JWM Associates Limited Partnership, of which J.W. Marriott, Jr. is a general partner; (f) 1,710,200 shares held by three trusts for the benefit of J.W. Marriott, Jr.’s children, for which the spouse of J.W. Marriott, Jr. serves as a trustee; (g) 49,575 shares owned by three trusts for the benefit of John W. Marriott III’s children, for which the spouses of John W. Marriott III and J.W. Marriott, Jr. serve as co-trustees; (h) 50,000 shares owned by the J. Willard Marriott Jr. Foundation, for which J.W. Marriott, Jr. serves as a trustee; (i) 282,524 shares held by J.W. Marriott, Jr.’s spouse; (j) 41,634 shares owned by three trusts for the benefit of Stephen Garff Marriott’s children, for which the spouse of J.W. Marriott, Jr. serves as a trustee; (k) 199,513 shares owned by three trusts for the benefit of Stephen Garff Marriott’s children, for which the spouse of J.W. Marriott, Jr. serve as a trustee; and (l) 240,000 shares owned by The JWM Generations Trust, for which the spouse of J.W. Marriott, Jr. serves as a trustee. J.W. Marriott, Jr. disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

*** The Potential Group Members may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act. The aggregate number of shares beneficially owned by all of the Potential Group Members without duplication is 44,165,964, including 657,081 shares of Class A Common Stock attributable to Options, SARs, and RSUs that are currently exercisable or exercisable within 60 days of January 25, 2015.

**** The denominator is based on: (a) 283,360,811 shares of Class A Common Stock outstanding as of October 17, 2014, as stated on the facing page of the Form 10-Q; and (b) 564,381 shares Stock attributable to SARs and RSUs that are currently exercisable or exercisable within 60 days of January 25, 2015.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) John W. Marriott III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 653,543*
	8	SHARED VOTING POWER 28,536,234**
	9	SOLE DISPOSITIVE POWER 653,543*
	10	SHARED DISPOSITIVE 28,536,234**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,189,777 ***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%****
14	TYPE OF REPORTING PERSON IN

* Consists of 653,543 shares held directly by John W. Marriott III.

** Consists of the following: (a) 24,227,118 shares beneficially owned by JWM Family Enterprises, Inc.; (b) 3,244,403 shares owned by The J. Willard & Alice S. Marriott Foundation, a charitable foundation for which John W. Marriott III serves as a trustee; (c) 75,252 shares held by four trusts for the benefit of David Sheets Marriott’s children, for which the spouse of John W. Marriott III serves as a trustee; (d) 49,575 shares owned by three trusts for the benefit of John W. Marriott III’s children, for which the spouses of John W. Marriott III and J.W. Marriott, Jr. serve as co-trustees; (e) 31,550 shares owned by John W. Marriott III’s spouse; (f) 179,166 shares owned by three trusts for the benefit of John W. Marriott III’s children, for which John W. Marriott III, his spouse and Deborah Marriott Harrison serve as trustees; (g) 240,000 shares owned by The JWM Generations Trust, for which John W. Marriott III serves as a trustee; (h) 251,000 shares owned by a life insurance trust, for which John W. Marriott III serves as a trustee; (i) 75,000 shares owned by a trust for the descendants of John W. Marriott III, for which John W. Marriott III serves as a trustee; (j) 142,565 shares owned by a trust for the descendants of David Sheets Marriott, for which the spouse of John W. Marriott III serves as a trustee; and (k) 20,605 shares owned by John W. Marriott III’s child. John W. Marriott III disclaims beneficial ownership of all of the foregoing shares in excess of his pecuniary interest.

*** The Potential Group Members may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The aggregate number of shares beneficially owned by all of the Potential Group Members without duplication is 44,165,964, including 657,081 shares of Class A Common Stock issuable upon the exercise of Options, SARs, and RSUs that are currently exercisable or exercisable within 60 days of January 25, 2015.

**** The denominator is based on 283,360,811 shares of Class A Common Stock outstanding as of October 17, 2014, as stated on the facing page of the Form 10-Q.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Deborah Marriott Harrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 202,990*
	8	SHARED VOTING POWER 28,889,678**
	9	SOLE DISPOSITIVE POWER 202,990*
	10	SHARED DISPOSITIVE POWER 28,889,678**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,092,668***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%****
14	TYPE OF REPORTING PERSON IN

* Consists of the following: (a) 8,332 shares held directly by Deborah Marriott Harrison; (b) 191,822 shares held in a grantor-retained annuity trust; and (c) 2,836 shares attributable to RSUs held by Deborah Marriott Harrison currently exercisable or exercisable within 60 days of January 25, 2015.

** Consists of the following: (a) 24,227,118 shares beneficially owned by JWM Family Enterprises, Inc.; (b) 3,244,403 shares owned by The J. Willard & Alice S. Marriott Foundation, a charitable foundation, for which Deborah Marriott Harrison serves as a trustee; (c) 13,416 shares held directly by Deborah Marriott Harrison’s husband, Ronald Taylor Harrison; (d) 179,166 shares held in three trusts for the benefit of John W. Marriott III’s children, for which Deborah Marriott Harrison serves as a trustee; (e) 6,420 shares held in two trusts for the benefit of Deborah Marriott Harrison’s grandchildren, for which Deborah Marriott Harrison serves as a trustee; (f) 307,344 shares held in five trusts for the benefit of Deborah Marriott Harrison’s children, for which Deborah Marriott Harrison serves as a trustee; (g) 54,920 shares held in a limited liability company, for which Deborah Marriott Harrison serves as a manager; (h) 110,561 shares held in a limited liability company, for which Deborah Marriott Harrison’s spouse serves as a manager; (i) 46,120 shares subject to SARs and RSUs held by Deborah Marriott Harrison’s spouse, currently exercisable or exercisable within 60 days of January 25, 2015; (j) 240,000 shares owned by The JWM Generations Trust, for which Deborah Marriott Harrison serves as a trustee; (k) 251,000 shares owned by a life insurance trust, for which Deborah Marriott Harrison serves as a trustee; and (l) 209,210 shares held in a trust for the benefit of Deborah Marriott Harrison’s descendants, for which Deborah Marriott Harrison serves as a trustee. Deborah Marriott Harrison disclaims beneficial ownership of all of the foregoing shares in excess of her pecuniary interest.

*** The Potential Group Members may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The aggregate number of shares beneficially owned by all of the Potential Group Members without duplication is 44,165,964, including 657,081 shares of Class A Common Stock issuable upon the exercise of Options, SARs, and RSUs that are currently exercisable or exercisable within 60 days of January 25, 2015.

**** The denominator is based on: (a) 283,360,811 shares of Class A Common Stock outstanding as of October 17, 2014, as stated on the facing page of the Form 10-Q; and (b) 2,836 shares subject to SARs and RSUs exercisable within 60 days of January 25, 2015.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Estate of Stephen Garff Marriott 46-6922282
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D/A

CUSIP No. 571903202	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Juliana B. Marriott Marital Trust 46-6976704
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 469,069*
	8	SHARED VOTING POWER 24,227,118**
	9	SOLE DISPOSITIVE POWER 469,069*
	10	SHARED DISPOSITIVE POWER 24,227,118**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,696,187 ***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%****
14	TYPE OF REPORTING PERSON OO

* Consists of 469,069 shares held directly by The Juliana B. Marriott Marital Trust (the “Marital Trust”).

** Consists of 24,227,118 shares beneficially owned by JWM Family Enterprises, Inc. The Marital Trust disclaims beneficial ownership of the foregoing shares in excess of its pecuniary interest.

*** The Potential Group Members may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The aggregate number of shares beneficially owned by all of the Potential Group Members without duplication is 44,165,964, including 657,081 shares of Class A Common Stock issuable upon the exercise of Options, SARs, and RSUs that are currently exercisable or exercisable within 60 days of January 25, 2015.

**** The denominator is based on 283,360,811 shares of Class A Common Stock outstanding as of October 17, 2014, as stated on the facing page of the Form 10-Q.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Juliana B. Marriott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,000*
	8	SHARED VOTING POWER 24,966,335**
	9	SOLE DISPOSITIVE POWER 42,000*
	10	SHARED DISPOSITIVE POWER 24,966,335**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,008,335 ***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%****
14	TYPE OF REPORTING PERSON IN

* Consists of 42,000 shares held directly by Juliana B. Marriott.

** Consists of the following: (a) 24,696,187 shares beneficially owned by the Marital Trust, for which Juliana B. Marriott serves as a trustee; (b) 290,000 shares held in trust for the descendants of Stephen Garff Marriott, for which Juliana B. Marriott serves as a trustee; and (c) 241,148 shares held in six trusts for the benefit of Juliana B. Marriott’s grandchildren, for which Juliana B. Marriott serves as a trustee. Juliana B. Marriott disclaims beneficial ownership of the foregoing shares in excess of her pecuniary interest.

*** The Potential Group Members may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The aggregate number of shares beneficially owned by all of the Potential Group Members without duplication is 44,165,964, including 657,081 shares of Class A Common Stock issuable upon the exercise of Options, SARs, and RSUs that are currently exercisable or exercisable within 60 days of January 25, 2015.

**** The denominator is based on 283,360,811 shares of Class A Common Stock outstanding as of October 17, 2014, as stated on the facing page of the Form 10-Q.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 10 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stephen Blake Marriott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 153,834*
	8	SHARED VOTING POWER 24,232,215**
	9	SOLE DISPOSITIVE POWER 153,834*
	10	SHARED DISPOSITIVE POWER 24,232,215**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,386,049 ***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%****
14	TYPE OF REPORTING PERSON IN

* Consists of 153,834 shares held directly by Stephen Blake Marriott.

** Consists of the following: (a) 24,227,118 shares beneficially owned by JWM Family Enterprises, Inc.; and (b) 5,097 shares held by two trusts for the benefit of his nephews, for which Stephen Blake Marriott serves as a trustee. Stephen Blake Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

*** The Potential Group Members may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The aggregate number of shares beneficially owned by all of the Potential Group Members without duplication is 44,165,964, including 657,081 shares of Class A Common Stock issuable upon the exercise of Options, SARs, and RSUs that are currently exercisable or exercisable within 60 days of January 25, 2015.

**** The denominator is based on 283,360,811 shares of Class A Common Stock outstanding as of October 17, 2014, as stated on the facing page of the Form 10-Q.

SCHEDULE 13D

CUSIP No. 571903202	Page 11 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Sheets Marriott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 634,698*
	8	SHARED VOTING POWER 25,785,422**
	9	SOLE DISPOSITIVE POWER 634,698*
	10	SHARED DISPOSITIVE POWER 25,785,422**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,420,120 ***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%****
14	TYPE OF REPORTING PERSON IN

* Consists of the following: (a) 590,954 shares held directly David Sheets Marriott; and (b) 43,744 shares subject to Options, SARs, and RSUs currently exercisable or exercisable within 60 days of January 25, 2015. SAR underlying share amounts are based on the $79.42 closing price of Marriott International, Inc. Class A Common Stock on January 26, 2015.

** Consists of the following: (a) 24,227,118 shares beneficially owned by JWM Family Enterprises, Inc.; (b) 15,418 shares held by David Sheets Marriott’s spouse; (c) 75,252 shares held by four trusts for the benefit of David Sheets Marriott’s children, for which David Sheets Marriott serves as a trustee; (d) 240,000 shares owned by The JWM Generations Trust, for which David Sheets Marriott serves as a trustee; (e) 251,000 shares owned by a life insurance trust, for which David Sheets Marriott serves as a trustee; (f) 75,000 shares owned by a trust for the descendants of John W. Marriott III, for which David Sheets Marriott serves as a trustee; (g) 142,565 shares owned by a trust for the descendants of David Sheets Marriott, for which David Sheets Marriott serves as a trustee; (h) 290,000 shares held in trust for the descendants of Stephen Garff Marriott, for which David Sheets Marriott serves as a trustee; and (i) 469,069 shares owned by a trust for the benefit of Juliana B. Marriott, for which David Sheets Marriott serves as a trustee. David Sheets Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

*** The Potential Group Members may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The aggregate number of shares beneficially owned by all of the Potential Group Members without duplication is 44,165,964, including 657,081 shares of Class A Common Stock issuable upon the exercise of Options, SARs, and RSUs that are currently exercisable or exercisable within 60 days of January 25, 2015.

**** The denominator is based on: (a) 283,360,811 shares of Class A Common Stock outstanding as of October 17, 2014, as stated on the facing page of the Form 10-Q; and (b) 43,744 shares subject to Options, SARs and RSUs currently exercisable or exercisable within 60 days of January 25, 2015.

Schedule 13D/A	Page 12 of 17 Pages
Marriott International, Inc.

This Amendment No. 3 (this “Amendment No. 3”) amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed by J.W. Marriott, Jr., John W. Marriott III, Deborah Marriott Harrison, Stephen Blake Marriott and David Sheets Marriott (together with Juliana B. Marriott, the “Individual Reporting Persons”), and the Estate of Stephen Garff Marriott (the “Estate”), JWM Family Enterprises, Inc. (“Family Corp”) and JWM Family Enterprises, L.P. (“Family L.P.” and, collectively with the Individual Reporting Persons, the Estate, Family Corp and The Juliana B. Marriott Marital Trust, the “Reporting Persons”) on May 26, 2006, as amended by Amendment No. 1 filed on April 21, 2009, Amendment No. 1 filed on March 13, 2012 and Amendment No. 2 filed on November 21, 2013 (as amended, the “Schedule 13D”). This Amendment No. 3 constitutes an “exit filing” with respect to the Estate.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby deleted in its entirety and substituted by the following:

The Individual Reporting Persons, The Juliana B. Marriott Marital Trust (the “Marital Trust” and, together with Family Corp and Family L.P., the “Organizations”) and Family Corp may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), due to the provisions of the Amended and Restated Stockholders Agreement, effective as of September 30, 2013 (the “Amended and Restated Stockholders Agreement”), as described in Item 4. As described below in Item 4, the Estate is no longer subject to the Second Amended and Restated Stockholder’s Agreement and therefore is no longer a potential member of the group. Except as expressly set forth in this Amendment No. 3, each Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by any other Reporting Person.

To the best knowledge of the Reporting Persons, the name, business address and present principal occupation or employment of each Individual Reporting Person is set forth on Appendix A hereto, which is incorporated by reference herein. The personal representative of the Estate is Juliana B. Marriott (an Individual Reporting Person). The Marital Trust is a trust formed under the laws of Maryland. Family L.P. is a limited partnership organized under the laws of the State of Delaware. Family L.P.’s principal business is the ownership and operation of hotels. The general partner of Family L.P. is Family Corp. Family Corp is a corporation organized under the laws of the State of Delaware. Family Corp’s principal business is the ownership and operation of hotels. The directors and executive officers of Family Corp are set forth on Appendix A hereto. The business address of each Organization is 6106 MacArthur Boulevard, Suite 110, Bethesda, MD 20816.

To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons, or the directors and executive officers of Family Corp has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

Schedule 13D/A	Page 13 of 17 Pages
Marriott International, Inc.

To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons, or the directors and executive officers of Family Corp has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best knowledge of the Reporting Persons, each Individual Reporting Person, and the directors and executive officers of Family Corp are citizens of the United States of America.

Item 4. Purpose of the Transaction

The text under each heading listed below of Item 4 of the Schedule 13D is hereby supplemented and amended by the following:

Second Amended and Restated Stockholders Agreement

Effective on December 31, 2014, the Estate distributed its shares of Class A voting common stock of Family Corp to the Estate’s residuary beneficiary, the Marital Trust. With this transfer, the Marital Trust became bound by the terms of the Stockholders Agreement, and the Estate was no longer a party to the Agreement.

Family Corp Pledged Shares

As of the date of this Amendment No. 3, of the shares of Class A Common Stock beneficially owned by Family Corp, 4,800,000 shares have been pledged as collateral in connection with investments in hotel properties.

Foundation Stock Trading Plan

As of the date of this Amendment No. 3, an aggregate of 7,300,000 shares have been sold under the Stock Trading Plan.

On January 29, 2010, Harbor Investment Advisory, a registered broker dealer, replaced Credit Suisse Securities (USA) LLC as the administrator of the Stock Trading Plan.

The Stock Trading Plan was amended as of November 4, 2014 (the “Plan Amendment”). The Plan Amendment is filed as Exhibit 7.02 to this Amendment No. 3 and is incorporated herein by this reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby deleted in its entirety and substituted by the following:

Schedule 13D/A	Page 14 of 17 Pages
Marriott International, Inc.

(a) See Items 11 and 13 and the footnotes thereto of the cover pages to this Amendment No. 3, which are incorporated herein by reference, for the aggregate number of shares and percentage of Class A Common Stock owned by each Reporting Person.

(b) See Items 7-10 and the footnotes thereto of the cover pages to this Amendment No. 3, which are incorporated herein by reference, for the aggregate number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of such shares of Class A Common Stock.

(c) In addition to the distribution by the Estate described in Item 4, the following Reporting Persons have effected transactions in the Class A Common Stock during the past sixty days:

•	On December 1, 2014, a trust of which J.W. Marriott, Jr. is a trustee sold 16,075 shares.

•	On December 3, 2014, Stephen Blake Marriott transferred 350 shares to a public charity.

•	On December 18, 2014, a trust of which J.W. Marriott, Jr. is a trustee transferred 26,063 shares to an exchange fund.

•	On December 19, 2014, Juliana B. Marriott transferred 380 shares to trusts for her grandchildren.

•	On December 22, 2014, Juliana B. Marriott transferred 646 shares to a public charity.

•	On December 26, 2014, the Estate transferred 6,359 shares to the Marital Trust.

•	On December 29, 2014, The J. Willard Marriott Charitable Trust transferred 50,800 shares to the Foundation.

•	On December 30, 2014, the Estate transferred 5,897 shares to the Marital Trust.

•	On December 31, 2014, Juliana B. Marriott transferred 676 shares to trusts for her grandchildren.

•	On January 2, 2015, Deborah Marriott Harrison was deemed to have disposed of 8 shares when they were retained by Marriott International, Inc. to satisfy tax withholding requirements associated with the vesting of deferred bonus stock.

The Foundation has now sold all of the shares it is permitted to sell under the Stock Trading Plan until June 1, 2015, which is the beginning of the next selling period under the Stock Trading Plan.

Schedule 13D/A	Page 15 of 17 Pages
Marriott International, Inc.

(d) Except as provided in Item 4 and as described in the footnotes to the cover pages of this Amendment No. 3, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock referred to in paragraphs (a) and (b) above.

(e) The Estate ceased to be a beneficial owner of more than five percent of Class A Common Stock on December 31, 2014.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby deleted in its entirety and substituted by the following:

The descriptions of the material terms of the Second Amended and Restated Stockholders Agreement and the Stock Trading Plan set forth in Item 4 are incorporated herein by this reference.

The Reporting Persons have also entered into a Joint Filing Agreement dated as of January 29, 2015, a copy of which is filed as Exhibit 7.01 with this Amendment No. 3.

Item 7. Material to be Filed as Exhibits

Exhibit 7.01	Joint Filing Agreement, dated as of January 29, 2015.

Exhibit 7.02	Stock Trading Plan Amendment, dated as of November 4, 2014, between the J. Willard and Alice S. Marriott Foundation and Harbor Investment Advisory LLC.

Schedule 13D/A	Page 16 of 17 Pages
Marriott International, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2015	By:	/s/ J.W. Marriott, Jr.
Date		J.W. Marriott, Jr.

	By:	/s/ Deborah Marriott Harrison
Deborah Marriott Harrison

Estate of Stephen Garff Marriott

	By:	/s/ Juliana B. Marriott
	Name:	Juliana B. Marriott
	Title:	Personal Representative

The Juliana B. Marriott Marital Trust

	By:	/s/ Juliana B. Marriott
	Name:	Juliana B. Marriott
	Title:	Trustee

	By:	/s/ Juliana B. Marriott
Juliana B. Marriott

	By:	/s/ John W. Marriott III
John W. Marriott III

	By:	/s/ David Sheets Marriott
David Sheets Marriott

	By:	/s/ Stephen Blake Marriott
Stephen Blake Marriott

Schedule 13D/A	Page 17 of 17 Pages
Marriott International, Inc.

JWM Family Enterprises, Inc.

By:	/s/ Jacqueline M. Perry
Name:	Jacqueline M. Perry
Title:	Treasurer

JWM Family Enterprises, L.P.

By:	JWM Family Enterprises, Inc., its General Partner

By:	/s/ Jacqueline M. Perry
Name:	Jacqueline M. Perry
Title:	Treasurer

Appendix A

Individual Reporting Persons

Name	Business Address	Principal Occupation
J.W. Marriott, Jr.*	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Executive Chairman and Chairman of the Board, Marriott International, Inc.

Deborah Marriott Harrison*	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Global Officer, Marriott Culture and Business Councils, Marriott International, Inc.

Juliana B. Marriott	JWM Family Enterprises, Inc. 6106 MacArthur Boulevard, Suite 110 Bethesda, MD 20816	Interior Designer, Self-Employed

John W. Marriott III	JWM Family Enterprises, Inc. 6106 MacArthur Boulevard, Suite 110 Bethesda, MD 20816	Consultant, JWM Family Enterprises, Inc.

David Sheets Marriott	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Chief Operations Officer – Americas Eastern Region, Marriott International, Inc.

Stephen Blake Marriott	JWM Family Enterprises, Inc. 6106 MacArthur Boulevard, Suite 110 Bethesda, MD 20816	Graduate Student

* Director of Marriott International, Inc.

JWM Family Enterprises, Inc.

Name	Business Address	Principal Occupation
J.W. Marriott, Jr.*	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Executive Chairman and Chairman of the Board, Marriott International, Inc.

Deborah Marriott Harrison**	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Global Officer, Marriott Culture and Business Councils, Marriott International, Inc.

John W. Marriott III**	JWM Family Enterprises, Inc. 6106 MacArthur Boulevard, Suite 110 Bethesda, MD 20816	Consultant, JWM Family Enterprises, Inc.

David Sheets Marriott**	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Chief Operations Officer – Americas Eastern Region, Marriott International, Inc.

Stephen Blake Marriott**	JWM Family Enterprises, Inc. 6106 MacArthur Boulevard, Suite 110 Bethesda, MD 20816	Graduate Student

Richard L. Braunstein**	4310 42nd Street, N.W. Washington, DC 20016	Retired

Jeffrey Kurzweil**	Venable LLP 575 7th Street, NW Washington, DC 20004	Partner, Venable LLP

William J. Shaw**	Marriott Vacations Worldwide Corp. 6649 Westwood Blvd., Suite 500 Orlando, FL 32821	Chairman of the Board, Marriott Vacations Worldwide Corporation

Kevin M. Kimball	JWM Family Enterprises, Inc. 6106 MacArthur Boulevard, Suite 110 Bethesda, MD 20816	President and CEO of JWM Family Enterprises, Inc.

* Chairman of the Board of Directors of JWM Family Enterprises, Inc.

** Director of JWM Family Enterprises, Inc.